

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

June 15, 2023

Peter Thawnghmung
Chief Executive Officer
Yo-Health Inc.
990 Gerry Avenue
Lido Beach, NY 11561

      **Re:  YO-Health, Inc.**
            **Registration Statement on Form 10-12G**
            **Filed February 9, 2023**
            **File No. 000-56521**

Dear Peter Thawnghmung:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc:    Matthew McMurdo